EXHIBIT 99.1

NICE Prices Public Offering of American Depositary Shares

Ra'anana, Israel, December 9, 2005 – NICE-Systems Ltd. (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions™ to drive performance, announced today that it has priced its public offering of American Depositary Shares (ADS) representing 4,000,000 Ordinary Shares at $46.25 per share. The company has granted to the underwriters of this offering an over-allotment option to purchase up to an additional 600,000 American Depositary Shares.

NICE expects to use the net proceeds of this offering for future acquisitions and general corporate purposes, including capital expenditures and working capital. All American Depositary Shares are being offered under the company's Form F-3 shelf registration statement, which was declared effective by the Securities and Exchange Commission on October 21, 2005.

J.P. Morgan Securities Inc. and Banc of America Securities LLC acted as joint book-running managers. CIBC World Markets and UBS Investment Bank acted as co-lead managers for the offering and RBC Capital Markets and William Blair & Company acted as co-managers.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful. The ADSs are only being offered by means of the prospectus included in the registration statement and the prospectus supplement related to this offering.

A prospectus supplement relating to the offering will be filed with the Securities and Exchange Commission. When available, copies of the prospectus supplement and accompanying base prospectus relating to the offering may be obtained from J.P. Morgan Securities Inc., Prospectus Department, One Chase Manhattan Plaza, New York, New York 10081, telephone (212) 552-5164, or Banc of America Securities LLC, Prospectus Department, 100 West 33rd Street, New York, New York 10001.

Media Contact
Galit Belkind	NICE-Systems Ltd. galit.belkind@nice.com	+1 877 245 7448
Investors Contact
Sigal Elly	NICE-Systems Ltd. ir@nice.com	+1 877 245 7449